SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer´s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry No. 1431 - 1

SUMMARY OF THE MINUTES OF THE 64th ANNUAL SHAREHOLDERS' MEETING AND 199th Extraordinary General Meeting

1. VENUE: Rua Coronel Dulcídio 800, Curitiba - PR. 2. DATE AND TIME: April 29, 2019 – 1 pm. 3. CALL NOTICE: Notice published in the newspapers "Diário Oficial do Estado do Paraná" and "Folha de Londrina". 4.“QUORUM”: 87.36% (eighty-seven point thirty-six hundredths percent) of the voting capital, as well as shareholders representing 22.52% (twenty-two point fifty-two hundredths percent) of the total preferred shareholders. 5. PRESIDING BOARD: RAUL CLEI COCCARO SIQUEIRA - President; MAURICIO SCHULMAN - Chairman of the Board of Directors; e DENISE TEIXEIRA GOMES - Secretary. 6. RESOLUTIONS – 64th ANNUAL SHAREHOLDERS´ MEETING:

ITEM 1 - The shareholders approved, by majority vote the Management´s Annual Report and Financial Statements regarding the 2018 fiscal year. The detailing of votes (in favor, against and abstention) is recorded in the full version of the minutes.

ITEM 2 – approved, by majority of votes, the Management proposal for the allocation of net income for 2018, in the amount of R$ 1,407,062,821.84 (one billion, four hundred and seven million, sixty-two thousand, eight hundred and twenty-one reais and eighty-four cents), and the following allocations: a) R$70,353,141.09 (seventy million, three hundred and fifty-three thousand, one hundred and forty-one reais and nine cents), equivalent to 5% of the net income, to create the Legal Reserve, in accordance with Law no. 6,404, of December 15, 1976, and with Article 72, paragraph 2, item II, of the Company’s Bylaws; b) R$280,000,000.00 (two hundred and eighty million reais) to pay for interest on shareholders' equity, in partial replacement of compulsory minimum dividends, in compliance with article 202 of Law no. 6,404, of December 15, 1976 - the Brazilian Corporation Law; article 9, paragraph 7, of Law no. 9,249, of December 26, 1995, and article 73 and its paragraphs of the Company’s Bylaws; c) R$98,541,673.23 (ninety-eight million, five hundred and forty-one thousand, six hundred and seventy-three reais and twenty-three cents) to pay for complementary dividends, in addition to the compulsory minimum, pursuant to article 202 of Law no. 6,404, of December 15, 1976; article 9, paragraph 7, of Law no. 9,249, of December 26, 1995; and article 73 and its paragraphs of the Company’s Bylaws; and in compliance with CVM Resolution no. 683, of August 30, 2012; d) R$1,025,253,982.12 (one billion, twenty-five million, two hundred and fifty-three thousand, nine hundred and eighty-two reais and twelve cents), corresponding to profit retention reserve, aiming to ensure the Company’s investment program, pursuant to Article 196 of the Brazilian Corporation Law no. 6,404/1976, of December 15, 1976, and article 72, paragraph 2, item IV, of the Company's Bylaws; e) R$87,737,228.46 (eighty-seven million, seven hundred and thirty-seven thousand, two hundred and twenty-eight reais and forty-six cents), to be paid to employees by the Parent Company and by the wholly-owned Subsidiaries as a contribution to the integration between capital and labor and to encourage productivity. The detailing of votes (in favor, against and abstention) is recorded in the full version of the minutes.

ITEM 3 – elected, by majority vote, to become members of the Board of Directors for the term of office from April 2019 to April 2021: Marcel Martins Malczewski - President; Daniel Pimentel Slaviero; Marco Antônio Barbosa Cândido; Carlos Biedermann; Gustavo Bonini Guedes; Luiz Claudio Maia Vieira; Adriana Angela Antoniolli; Olga Stankevicius Colpo; e Leila Abraham Loria. The detailing of votes (in favor, against and abstention) is recorded in the full version of the minutes.

ITEM 4 – elected, by majority vote, to become members of the Supervisory Board for the term of office from April 2019 to April 2021: a) as sitting members: Nilso Romeu Sguarezi, Harry Françóia Júnior, Demetrius Nichele Macei, Roberto Lamb e Letícia Pedercini Issa Maia; and b) as their respective alternates: Otamir Cesar Martins, João Luiz Giona Jr., Adrian Lima da Hora, Vanessa Claro Lopes e Gilberto Pereira Issa. The detailing of votes (in favor, against and abstention) is recorded in the full version of the minutes.

ITEM 5 – elected, by majority vote, to become members of the Nomination and Evaluation Committee for the term of office from April 2019 to April 2021: Paulo Henrique Laporte Ambrozewicz, Marcos Domakoski, Cláudio Nogas, Ana Silvia Corso Matte and Durval José Soledade Santos. The detailing of votes (in favor, against and abstention) is recorded in the full version of the minutes.

ITEM 6 – approved, by majority vote, the annual overall amount, with charges included, of the compensation for the Management, the members of the Supervisory Board and the members of Statutory Committees – proposed by the Controlling Shareholder in the Meeting - of up to R$ 13,002,528.27 (thirteen million, two thousand, five hundred and twenty-eight reais and twenty-seven cents) for the 2019 fiscal year. The detailing of votes (in favor, against and abstention) is recorded in the full version of the minutes.

7. RESOLUTIONS: 199th EXTRAORDINARY SHAREHOLDERS’ MEETING:

ITEM 1 – Approved, by unanimous vote, the Proposal of the Board of Executive Officers for capital increase and updating of Article 5 of the Company's Bylaws, with its subsequent consolidation. The detail of the votes (for, against and abstention) is recorded in the full version of the minutes.

SIGNATURES: RAUL CLEI COCCARO SIQUEIRA - Representative of the State of Paraná and Chairman of the Annual Meeting; MAURICIO SCHULMAN - Chairman of

Copel's Board of Directors; DANIEL PIMENTEL SLAVIERO - Chief Executive Officer of

Copel; ROBERTO LAMB - Member of the Supervisory Board; LETÍCIA PEDERCINI ISSA MAIA - Member of the Supervisory Board; BRUNO SEBBEN - Deloitte Touche Tohmatsu Auditores Independentes; e DENISE TEIXEIRA GOMES - Secretary.

Omitted the signatures of the attending shareholders as per the authorization recorded in the minutes of the Meeting. The full text of the Minutes of the 64th Annual Shareholders´ Meeting and 199th Extraordinary General Meeting was drawn up on pages 2 to 34 of book nº 12 pertaining to Companhia Paranaense de Energia – Copel.----------------------------------

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date April 29, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.